Filed by Rangold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

Additional Information

In the event that Randgold and Ashanti enter into an agreement regarding the proposed Merger, Randgold will furnish to, or otherwise file with, the SEC a scheme document/prospectus. In the event a transaction is entered into, investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available because it will contain important information. In the event a transaction is entered into, investors and security holders may obtain a free copy of the scheme document/prospectus (when it becomes available) and other documents containing information about Randgold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus (when it becomes available) would also be obtainable free of charge by directing a request to Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands, Attn: David Haddon, Group Secretary, telephone + 44 (0) 1534 735 333, fax +44 (0) 1534 735 444."

RANDGOLD RESOURCES



"COMMITTED TO CREATING VALUE AND DELIVERING RETURNS"

Denver Gold Forum – September 2003

RANDGOLD RESOURCES...

creating value through discovery, development and opportunity



leveraging value through corporate activity
further organic growth
Acquired BHP Mali
Mineral Rights
Strategic Concept
VALUE ADD
Syama
Loulo
Golden Ridge
Generative
Morila Mine
Mines
Loulo
Tongon
Syama
Feasibility Projects and Resource / Reserve Definition
Morila Region
Loulo Region Cote d'Ivoire, Senegal, Tanzania
Exploration Targets
Generative
1993
1994
1995
1997
2000
2002

RANDGOLD RESOURCES

RANDGOLD RESOURCES
...history

Jul 1995 ... incorporated as private company

Aug 1996... acquired BHP Mali Inc.

Dec 1996... Morila discovery trench

Dec 1996... Yalea orebody discovered

Jul 1997... raised US$ 83m in London IPO

Aug 1999... discovered Tongon deposit

Oct 2000... Morila Mine commissioned

Oct 2001... returned US$ 82.1m to shareholders

Jul 2002... listed on Nasdaq

Jul 2003... *cash in the bank, no debt and a market cap of US$ 600m*



Loulo…2.5Moz
Yalea…1.5Moz
Morila…7Moz
Tongon…3Moz
Total Resources

RANDGOLD RESOURCES

WHY AFRICA?...



Yatela - Eltin
Yalea - Randgold
Segala – Oliver G.
Lero - BRGM
Siguiri – G. Shamrock
Yamfo-Sefwi – Normandy
Akim – Normandy
Sadiola - Iamgold
Morila - Randgold
Syama - BHP
Tongon - Randgold
Tabakoto - Nevsun
Teberebie – Pioneer
Iduapriem – G.Shamrock
Damang – Ranger
N. Mara – Africa Mashariki
Geita – Cluff / Ashanti
Tulawaka – Pangea
Bulyanhulu – Sutton
Golden Ridge – Pangea
Golden Pride – Samax

RANDGOLD RESOURCES

WHY AFRICA?...



Yatela
Yalea - Randgold
Segala
Lero
Siguiri
Yamfo-Sefwi
Akim
Sadiola - Iamgold
Morila - Randgold
Syama
Tongon - Randgold
Tabakoto - Nevsun
Teberebie
Iduapriem
Damang
N. Mara
Geita – Ashanti
Tulawaka
Bulyanhulu
Golden Ridge
Golden Pride

RANDGOLD RESOURCES

GLOBAL GOLD EXPLORATION SPENDING…



+1 million oz discoveries…
USA…11
W and E AFRICA…21
US$ m
3000
2000
1000
African gold exploration expenditure
1991
2002

RANDGOLD RESOURCES

AFRICA...quality production, exploration inventory and new discovery potential


Senegal
Loulo
Mali
Morila
Cote d'Ivoire
Lake Victoria
Utimbaro
Tanzania
Tanzania
Ranking
geological, financial, political, infrastructural
A
B
C
D
RRL Permits
Mining
Exploration

RANDGOLD RESOURCES

SYAMA GOLD MINE...

care and maintenance

DECISION TREE

- ***DISPOSAL***
- ***DECOMMISSIONING***

12 month option agreement with Resolute Mining Ltd.:

- Key parameters:
  - Resolute will pay a US $75 000 monthly option fee
  - If the option is exercised, Resolute will pay RRL US $6 million and take on Syama liabilities up to US $7 million
  - Subject to gold price being above US $350 / oz, a royalty of US $10 / oz will be paid for the first million ounces and US $5 / oz for the next three million ounces

MALI...MORILA MINE JV Operational Results

LOM... *based on declared reserves at 31 Dec 2002*


Current LOM
Denver 2000
Revised 2001
Actual
Production oz 000s
1200
1000
800
600
400
200
0
2000
2002
2004
2006
2008
2010
2012
2014
Extensions
New Discoveries
?

	Quarter ended 30 Jun 2003	Quarter ended 31 Mar 2003	Project to 30 June 2003
Ore milled (t 000s)	771	830	7 691
Ore grade milled (g/t)	10.50	9.75	10.27
Recovery %	90.9	93.7	91.0
Ounces produced	236 449	238 421	2 300 951
Attrib. ounces produced	94 580	95 368	920 380
Cash operating costs* (US$/oz)	70	65	72
Total cash costs* (US$ / oz)	93	88	86

RANDGOLD RESOURCES

* *Refer pro forma information provided*

PRODUCTION COSTS...
Quarter ending June 2003


Total Cash Costs US$
400
350
300
250
200
150
100
50
0
Randgold Resources
Goldcorp
Meridian
Newcrest
Glamis
Barrick
Agnico
Newmont
Iamgold
Kinross
Placer
Ashanti
AngloGold
Gold Fields
Harmony
Lihir
Durban Deep

RANDGOLD RESOURCES

MORILA JV...high grade axis and new target


35m @ 2.96 g/t
17m @ 4.91 g/t
Proposed drill holes
Payshoot axis
N
63m @ 2.1 g/t
18m @ 1.9 g/t
11m @ 24 g/t
29m @ 2.5 g/t
m.g/t
500
200
100
50
0
200m
800m
52m @ 2.1 g/t
17m @ 1.3 g/t
600m
19m @ 2.1 g/t

RANDGOLD RESOURCES

MALI...MORILA REGION
Off-lease Exploration



Contour
Au_ppb
500
250
100
50
25
0
1500m
OMRD JV
Sagala
Kekoro
Koba
Diokelebougou
Diokala
Morila
Morila JV
Tiorola
N
20km
NT003
24m @ 2.3g/t
Contour
Au_ppb
500
250
100
50
25
0
1000m
ND001
36m @ 1.4g/t
Incl. 6m @ 2.9g/t
5m @ 1.6g/t

Nemala Target

Soil geochemistry

Ntiola Target

RANDGOLD RESOURCES

MALI…
LOULO PROJECT

- Estimated project returns exceed our hurdle rates at current gold price
- Conversion of satellite pits to reserves
- Loulo 0 deeps emerging as further candidate to significantly increase reserve base
- Re-evaluation of capital and operating costs
- Engaged Malian government to address infrastructural issues at a ministerial level
- Identification of regional synergies
- Positively addressing known risk parameters
- Scheduling of early processing of higher grade ores
- Financing options to be evaluated



Yatela
N
Sadiola
MALI
LOULO REGION
Etruscan
AXMIN
Sitakili
Loulo
Yalea
Segala
Tabakoto
SENEGAL
25 km

RANDGOLD RESOURCES

MALI...LOULO PROJECT
Loulo 0 Deposit


LOULO 0 DEPOSIT
OPENCAST RESERVE...
0.64 Moz @ 3.34 g/t
RESOURCE...
2.47 Moz @ 4.6
> 5g/t
3-5g/t
2-3g/t
1-2g/t
8m @ 2.76g/t
3.8m @ 5.6g/t
5.4m @ 3.4g/t
10.02m @ 7.5g/t
5.15m @ 26.77g/t
potential high grade shoot
potential high grade shoot

MALI...LOULO PROJECT
Yalea Deposit upside potential

OPENCAST RESERVE...
0.74 Moz @ 3.87 g/t
RESOURCE...
1.43 Moz @ 3.88 g/t



YALEA DEPOSIT
Pit
300m
Proposed boreholes
Potential high grade shoots
2000 m
> 5g/t
3-5g/t
2-3g/t
1-2g/t

- Yalea and Obuasi are in geologically similar settings
- Yalea has the potential to extend at depth



1500 m
4000 m
OBUASI MINE

RANDGOLD RESOURCES

LOULO PROJECT… PRODUCTION PROFILE

Gold Price US$	IRR Opencast Reserves @ 180 000 tpm	IRR Scoping Study incl. U/G and Satellites
325	18%	29%
350	29%	45%
375	40%	68%


Ounces
Opencast Reserves
Opencast Satellites
Underground Resources
300000
250000
200000
150000
100000
50000
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Years

RANDGOLD RESOURCES

COTE D'IVOIRE...
TONGON DEPOSIT



Boundiali
Nielle
Sikolo
Dabakala
Mankono
COTE D'IVOIRE
300Km
Randgold Resources permits

INFERRED RESOURCE...
2.89 Moz @ 2.65 g/t



13m @ 7.31g/t
N
21m @ 3.61g/t
16m @ 3.18g/t
9m @ 7.62g/t
47m @ 2.45g/t
13m @ 2.49g/t
21m @ 2.57g/t
9m @ 11.00g/t
17m @ 7.20g/t
7m @ 3.77g/t
25m @ 2.42g/t
31m @ 3.55g/t
6m @ 4.27g/t
1400m

Drill holes superimposed on geology and ore zones

RANDGOLD RESOURCES

SENEGAL...SABODALA BELT



Gold targets
100 ppb
50 ppb
10 ppb
N
Kounemba Permit
Kanoumering Permit
Tomboronkoto Permit
Mineralised zone
15km
500m



- Regional soil sampling on the Kounemba permit highlights new gold in soil anomalies
- At TA Target, trenching over an 800m strike length confirms continuity of mineralisation in an E-W direction with widths of 7 to 60m and grades of 1.5g/t to 6.0g/t while pitting is in progress to test mineralised extensions

TOMBORONKOTO 'TA' TARGET

RANDGOLD RESOURCES

TANZANIA...


Utimbaro
Nyabigena South
Kajimbura
Nyamakubi
Simba Sirori South
Igusule
150 km



- Licence holdings increased to 6
- Regional office in Mwanza established
- New exploration team employed
- Soil geochemistry and mapping underway on Nyabigena South
- Collaborative venture with the Government of Tanzania

RANDGOLD RESOURCES

RRL...INCOME STATEMENT

US $ 000s	Quarter ended 30 Jun 03	Quarter ended 31 Mar 03	6 months ended 30 Jun 03	6 months ended 30 Jun 02
Gold sales	30 697	31 586	62 265	36 767
Profit from mining	22 256	23 116	45 372	23 586
Depreciation	2 224	2 313	4 587	3 802
Explor. and corp. expenditure	4 554	2 810	7 364	5 827
Profit from operations	15 478	17 993	33 471	13 957
Interest, rehab and other	877	(966)	(89)	(5 208)
Profit for the period	16 355	17 027	33 382	8 749
Minority interest and tax	195	79	274	75
Net profit	16 550	17 106	33 656	8 824

RANDGOLD RESOURCES

EMERGING GOLD COMPANY ...with the ability to invest in our own future

Assets	At 30 Jun 2003	At 31 Dec 2002
Cash and equivalents	100 035	64 157
Other net current assets	7 286	4 129
Property plant and equipment - net	74 339	76 436
Other long - term assets	6 846	7 402
US$ 000s	188 506	152 124

Liabilities and Equity		
Long-term debt	15 037	19 307
Liabilities on financial instruments	5 613	7 530
Rehabilitation provision	5 115	4 972
Outside shareholders' interest in subsidiaries	1 036	1 330
Shareholders' funds	161 705	118 985
US$ 000s	188 506	152 124



Production in 2002 of 421 126oz at $74/oz from Mali
Tanzania
194 km²
Senegal
1 216 km²
Mali
3 619 km²
Côte d'Ivoire
3 380 km²

RANDGOLD RESOURCES

FORMAL OFFER...

- Randgold Resources ("RRL") has formally proposed a merger with Ashanti to create a major, independent, Pan-African focussed gold business
- RRL believes its proposal provides a self financing, low cost gold producer with significant growth potential and:
  - access to major international capital markets
  - efficient tax structure
  - significant participation in the Obuasi Deeps upside for Ashanti shareholders
  - improved asset and credit quality
  - opportunity for shareholder exit
  - strong uncommitted cash flow capable of funding ongoing development capital and future dividends
- RRL believes its proposal addresses the requirements of all stakeholders

RANDGOLD RESOURCES

OFFER TERMS...

- All share offer / scheme for 100% of Ashanti
- RRL name to be changed to Ashanti
- Share ratio of 1 RRL : 2 Ashanti
  - values Ashanti at US$ [12.91] per share
- Lower level of conditionality
- Offer executed by means of Ghana scheme of arrangement
  - 75% present and voting approval level

RANDGOLD RESOURCES

CREATING AN AFRICAN GOLD CHAMPION...

- RRL committed to relaunch the Ashanti brand and vision
  - great value in the Ashanti name and brand
  - alternate emerging market counter
  - leading player in Africa outside South Africa
  - operating centre in Ghana and listed on GSE
- Ashanti "re-IPO" in London
  - only London listed Gold Company on FTSE 250 Index
  - index demand from UK tracker and benchmark funds
  - new demand from increased size and weighting can absorb any sell down by Lonmin
- "Top Ten" gold producer with full emerging market weighting and primary international listing

RANDGOLD RESOURCES

CREATION OF MAJOR NEW GOLD COUNTER...

- Proforma market capitalisation of cUS$[2.5]bn
- Proforma attributable production of c 2.0 Moz
- Proforma attributable reserves of 24.9 Moz
- Proforma attributable resources of 46.6 Moz
- Proforma attributable EBITDA of US$267.0m

NB Proforma numbers based upon 2002 results

RANDGOLD RESOURCES

OBUASI...

- Optimisation of existing operations and maximisation of returns from phased development at Obuasi Deeps
  - US$1,040m total capital estimated for life of 50 years
- Enlarged Business capable of financing capital requirement out of operational cash flows
  - US$ 340m spend on existing reserves
  - Estimated US$ 600m spend on Obuasi Deeps development in three phases
    - Phase I US$ 170m over the next 30 years
    - Phase II US$ 180m from 2018 to 2041
    - Phase III US$ 250m from 2022 to 2051
- Phased approach maximises project returns

RANDGOLD RESOURCES

FTSE INDEX MEMBERSHIP…

- Randgold's inclusion in the FTSE 250 index on 22 September is expected to increase demand for the company's shares and enhance liquidity in the London market
- Any future capital raising or equity issues will be enhanced by the support provided by index tracker funds

RANDGOLD RESOURCES
...DELIVERING VALUE


Share Price US$
25
20
15
10
5
Volumes 000s
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003

RANDGOLD RESOURCES

THE VALUE CHAMPION IN GOLD...



2002 production oz 000s
0
200
400
600
800
Costs $ / oz
50
100
150
200
250
Randgold Resources $712
Goldcorp $2 581
Meridian $1 348
Glamis $1 839
Newcrest $1 896
Iamgold $853
Agnico Eagle $1 219
Market Capitalisation (millions) at 28 August 2003
Profit Margin %

RANDGOLD RESOURCES

QUESTIONS...

- Statements made in this presentation with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production, estimates of reserves and mine life and liabilities arising from mine closure. Randgold Resources assumes no obligation to update information in this presentation. No information contained herein is deemed to constitute an offer of securities.



RANDGOLD RESOURCES